UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                Tele-Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities

                                   879247 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Martin A. Sumichrast
                         c/o Lomond International, Inc.
                     11125 Colonial Country Lane, Suite 100
                               Charlotte, NC 28277
                                 (708) 847-4917
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 32 Pages

                                  SCHEDULE 13D

-------------------------------                             --------------------
 CUSIP No.         879247 10 4                               Page 2 of 32 Pages
-------------------------------                             --------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                              LOMOND INTERNATIONAL

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           81-054-5639
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                 NORTH CAROLINA

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         6,596,653
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          6,596,653
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,596,653
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.6%
--------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------------                             --------------------
 CUSIP No.         879247 10 4                               Page 3 of 32 Pages
-------------------------------                             --------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   HAROLD WINE

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                     CANADA

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         3,250,000
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          3,250,000
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,250,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.3%
--------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer.

         This Schedule 13D relates to the shares of common stock of TELE-OPTICS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 48 South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446, and the former principal offices were located at 2300 Glades Road, Suite 210, West Tower, Boca Raton, FL 33431.


Item 2.           Identity and Background.

         This Schedule 13D is filed by (1) Lomond International, Inc. ("Lomond") and (2) Harold Wine ("Mr. Wine") (Collectively, the "Reporting Persons").

         Lomond is a business advisory company with principal executive offices located at 11125 Colonial Country Lane, Charlotte, NC 28277. Lomond is a North Carolina corporation. Martin A. Sumichrast is the Managing Director and an officer of Lomond.

         Mr. Wine is the Chairman of WSP International, located at 250 Ferrand Drive, Suite 1007, Toronto, Canada M3C 3G8.

         During the past five years, neither of the Reporting Persons has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Wine is a citizen of Canada.


Item 3.           Source and Amount of Funds or Other Consideration.

         Pursuant to a call option agreement, dated as of February 3, 2004, (the "Call Option Agreement") a copy of which is filed herewith, in exchange for a cash payment to certain existing holders of common stock (the "Sellers") by the Reporting Persons of an aggregate of $5,258.34, the Sellers granted the Reporting Persons the option (the "Option") to purchase all, but not less than all, of 9,846,653 shares (the "Option Shares"). The price at which the Option Shares may be purchased is an aggregate of $240,000. Such amount was placed in escrow, pursuant to an escrow agreement (the "Call Escrow Agreement"), a copy of which is filed herewith. The Option may be exercised at any time beginning on May 4, 2004 but no later than June 2, 2004. The Option irrevocably terminates on June 2, 2004.

         Lomond used its working capital to purchase its option to purchase 6,596,653 of the Option Shares and fund its portion of the exercise price that was placed in escrow. Harold Wine used his personal funds to purchase his option to purchase 3,250,000 of the Option Shares and fund his portion of the exercise price that was placed in escrow.

                               Page 4 of 32 Pages

Item 4.           Purpose of Transaction.

         The Reporting Persons have acquired the shares for investment purposes.


Item 5.           Interest in Securities of the Issuer.

         Pursuant to the Call Option Agreement, in exchange for a cash payment to Sellers by the Reporting Persons of an aggregate of $5,258.34, the Sellers granted the Reporting Persons the option to purchase all, but not less than all of the Option Shares. In connection with the Call Option Agreement, the Reporting Persons placed an aggregate exercise price of $240,000 in escrow pursuant to the Call Escrow Agreement. The Option may be exercised at any time beginning on May 4, 2004 but no later than June 2, 2004. The Option irrevocably terminates on June 2, 2004. Pursuant to the Call Option Agreement, the Option may only be exercised by a written notice from Lomond (on behalf of the Reporting Persons) to the Escrow Agent, containing an Executed "Notice of Exercise" filed herewith as Attachment A to the Call Option Agreement. Mr. Wine granted Lomond the exclusive right to exercise the Option. As of the close of business on March 5, 2004, pursuant to Rule 13d-3(d), the Reporting Persons are the beneficial owners of an option to purchase, in the aggregate 9,846,653 shares, representing 9.8% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004).

         As of the close of business on March 5, 2004, pursuant to Rule 13d-3(d), Lomond is the beneficial owner of an option to purchase, in the aggregate 6,596,653 shares, representing 6.6% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004). If Lomond exercises the option, Lomond will have the sole voting power and sole dispositive power with respect to the 6,596,653 shares it will own directly.

         As of the close of business on March 5, 2004, pursuant to Rule 13d-3(d), Mr. Wine is the beneficial owner of an option to purchase, in the aggregate 3,250,000 shares, representing 3.3% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004). If Lomond exercises the option, Mr. Wine will have the sole voting power and sole dispositive power with respect to the 3,250,000 shares it will own directly.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Persons entered into a Call Option Agreement, by and among Lomond International, Inc., Harold Wine, Bert L. Gusrae, the representative of the Sellers (the "Representative") and the Sellers, dated as of February 3, 2004.

         The Reporting Persons entered into a Call Escrow Agreement by and among Lomond International, Inc., Harold Wine, the Representative and the Sellers, dated as of February 3, 2004.

         The Reporting Persons executed a Joint Filing Agreement, dated as of March 9, 2004, a copy of which is filed herewith.

         Lomond and the Issuer entered into a Business Advisory Agreement, dated as of February 5, 2004, (the "Agreement"), a copy of which is filed herewith, whereby Lomond agreed to provide such business advisory services to the Issuer on a "best efforts, non-exclusive" basis for a term of 12 months, and the Issuer as an inducement to Lomond to enter the Agreement issued to Lomond a Warrant to Purchase Common Stock for 2,600,000 shares with an exercise price of $.08 per share, which is not exercisable until December 31, 2004 and terminates in 2009.

                               Page 5 of 32 Pages

         The Reporting Persons do not have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

Exhibit I* Call Option Agreement by and among Lomond International, Inc., Harold Wine, the Representative and the Sellers, dated as of February 3, 2004.

Exhibit II* Call Escrow Agreement by and among Lomond International, Inc., Harold Wine, the Representative and the Sellers, dated as of February 3, 2004.

Exhibit III Joint Filing Agreement by and among Lomond International, Inc. and Harold Wine, dated as of March 9, 2004.

Exhibit IV Business Advisory Agreement by and among Lomond International, Inc. and the Issuer, dated as of February 5, 2004.


*The Reporting Persons will furnish all omitted exhibits, upon the request of the Securities and Exchange Commission.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated    March 9, 2004



                                         LOMOND INTERNATIONAL, INC.


                                         /s/ MARTIN A. SUMICHRAST
                                         -------------------------------------
                                         Name:  Martin A. Sumichrast
                                         Title: Managing Director


                                         HAROLD WINE

                                         /s/ HAROLD WINE
                                         -------------------------------------


                               Page 6 of 32 Pages

                                                                      EXHIBIT I

                              CALL OPTION AGREEMENT


         Call Option Agreement (the "Option Agreement") made effective as of the 3rd day of February, 2004 (the "Grant Date") by and between certain stockholders of Tele-Optics, Inc. ("TLOP") listed on Exhibit A hereto ("Sellers"), and Lomond International, Inc. ("Lomond") and Harold Wine (collectively, with Lomond the "Optionees").

                              W I T N E S S E T H:
                              -------------------

         WHEREAS, the Optionees wish to purchase and the Sellers wish to sell to the Optionees an option to purchase all, but not less than all, of a total of 9,846,653 shares (the "Option Shares") of TLOP's common stock, $0.001 par value per share (the "Common Stock"), owned by the Sellers; and

         WHEREAS, simultaneously with the execution of this Option Agreement, Sellers, Optionees and Brown Rudnick Berlack Israels LLP (as Escrow Agent) have entered into a certain Call Escrow Agreement, dated as of the date hereof (the "Escrow Agreement"); and

         WHEREAS, Optionees have agreed to deposit the exercise price ($240,000) in cash in escrow pursuant to the Escrow Agreement and the Sellers have agreed to deposit the Option Shares in escrow pursuant to the Escrow Agreement; and

         WHEREAS, TLOP, TLOP Acquisition Company, L.L.C., a wholly-owned limited liability company of TLOP, and STB, Inc. have entered into an Agreement and Plan of Merger (the "Merger Agreement").

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sellers and the Optionees agree as follows:

         1.       Grant of Option.
                  ---------------

                  Pursuant to the terms of this Agreement, in exchange for a cash payment to Sellers by Optionees of an aggregate of $5,258.34 (paid to the Sellers by delivery to the Representative of checks payable to Sellers' counsel and to each Seller in the amount indicated on Exhibit A next to each Shareholders name), receipt of which is hereby acknowledged, the Sellers hereby grant to the Optionees the option (the "Option") to purchase all, but not less than all, of the Option Shares.

         2.       Exercise Price.
                  --------------

                  The price at which the Option Shares may be purchased shall be an aggregate of $240,000 (the "Exercise Price").


--------------------------------------------------------------------------------
CALL OPTION AGREEMENT
EXECUTION COPY


                               Page 7 of 32 Pages

         3.       Exercise of Option; Termination.
                  -------------------------------

                  The Option may be exercised at any time beginning 91 days after the Effective Date (as defined in the Merger Agreement) but, not more than 120 days after the Effective Date (the "Exercise Period"). The Option shall irrevocably terminate 120 days after the Effective Date.

         4.       Method of Exercising Option.
                  ---------------------------

                  The Option may only be exercised by written notice from Lomond (on behalf of both Optionees) to the Escrow Agent, containing an executed "Notice of Exercise" in the form of Attachment A. A copy of the Notice of Exercise shall also be delivered by the Optionees to the Representative (as defined below). Upon receipt of such Notice of Exercise the Escrow Agent shall
(i) deliver the Exercise Price to the Representative in accordance with the Escrow Agreement and (ii) deliver the certificates representing the Option Shares to Continental Stock Transfer & Trust, TLOP's transfer agent (the "Transfer Agent"), and instruct the Transfer Agent to deliver to each Optionee a certificate (or certificates as requested in the Notice of Exercise) representing the number of Option Shares specified next to such Optionee's name on Exhibit B registered in the name of such Optionee (or its designee), all in accordance with the Escrow Agreement.

         5.       Stock Adjustments.
                  -----------------

                  If there shall be any change in the Common Stock through merger, consolidation, reorganization, recapitalization, or other change in the corporate structure of TLOP, appropriate adjustments in the total number and kind of shares subject to this Option Agreement, shall be made by TLOP to confer upon the Optionees the benefit intended hereby.

         6.       No Rights Other Than Those Expressly Created.
                  --------------------------------------------

                  Neither this Option Agreement nor any action taken hereunder shall be construed as: (i) giving the Optionees any equity or interest of any kind in any assets of TLOP or (ii) creating a trust of any kind or a fiduciary relationship of any kind between the Optionees and TLOP. The Optionees shall not have any of the rights of a stockholder with respect to any Option Shares until such time as the Option has been exercised and Option Shares have been transferred.

         7.       Sellers' Representations and Warranties
                  ---------------------------------------

         Each of the Seller's severally, but not jointly, represents and warrants to Optionees as follows:

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CALL OPTION AGREEMENT
EXECUTION COPY

                               Page 8 of 32 Pages

                  (a) Authority to Execute and Perform Agreements. Such Seller has full power and capacity to execute and deliver this Option Agreement and any other agreement or instrument contemplated by this Option Agreement and to consummate the transactions contemplated hereunder (the "Transactions"). This Option Agreement has been duly executed and delivered and is the valid and binding obligation of such Seller enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of any court before which any proceeding may be brought. The Transactions and the performance by such Seller of this Option Agreement in accordance with its terms and conditions will not require the approval, consent of, waiver, order or authorization of, notification to, or registration, declaration or filing with, any Federal, state, county, local or other governmental or regulatory body or the approval or consent of any other person.

                  (b) Ownership of Company Shares. (a) Such Seller owns, beneficially and of record, his, her or its respective Option Shares as shown on Exhibit A, free and clear of any and all liens, charges or encumbrances of any kind or nature whatsoever except restrictions arising from state and federal securities; (b) such Seller is not bound by or subject to any voting trust arrangement, proxy, voting agreement, operating agreement, purchase agreement or other agreement or understanding (i) granting any option, warrant or other right to purchase all or any of his, her or its Option Shares to any person, (ii) restricting his, her or its right to sell or convey his, her or its Option Shares, or (iii) otherwise restricting any rights with respect to his, her or its Option Shares (including restrictions as to the voting or disposition of such Option Shares); (c) such Seller has the absolute and unrestricted right, power and capacity to assign and transfer his, her or its Option Shares, and such Seller has held such Option Shares continuously since the date indicated next to such share number.

                  (c) Finders and Investment Bankers. Such Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transactions.

                  (d) Litigation and Claims. There is no suit, action, proceeding, claim or investigation pending or to the best knowledge of such Seller, threatened against or affecting such Seller that would have a material adverse effect on such Seller's ability to perform his, her or its obligations under this Option Agreement.

         8.       Indemnification.
                  ---------------

                  (a) Obligation of the Sellers to Indemnify. Each of the Sellers, severally and not jointly, agrees to indemnify, defend and hold harmless each of the Optionees and Lomond's stockholders/members as of the date of this Agreement and their respective directors, officers, managers, heirs,

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CALL OPTION AGREEMENT
EXECUTION COPY

                               Page 9 of 32 Pages
legal representatives, successors and assigns (each an "Indemnified Party"), from and against all losses, liabilities, damages, deficiencies, actions, suits, proceedings, claims, demands, orders, assessments, amounts paid in settlement, fines, and reasonable costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements and reasonable investigative costs) (collectively, "Losses") based upon, arising out of or otherwise in respect of
(i) any breach in any of the representations and warranties of such Seller in this Agreement and (ii) any breach or non-fulfillment of any of the covenants or agreements of such Seller contained in this Agreement.

                  (b) Claims Notice. Each Indemnified Party shall, promptly upon becoming aware of any event or circumstance (an "Indemnifiable Event") which, in his, her or its reasonable judgment, may result in a Loss for which the Indemnified Party could assert a right of indemnification against any Seller (the "Indemnifying Party") under this Section 8, give notice thereof (the "Claims Notice") to the Indemnifying Party (but the obligations of the Indemnifying Party under this Article 9 shall not be impaired by the Indemnified Party's failure to give such notice, except to the extent that said failure actually prejudices the rights of the Indemnifying Party). The Claims Notice shall describe the Indemnifiable Event in reasonable detail, shall indicate whether the Indemnifiable Event involves a "Third Party Claim" (defined below), and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by the Indemnified Party. In such event, the Indemnifying Party shall, within fifteen (15) business days after receipt of the Claims Notice, give notice to the Indemnified Party of whether he or it intends to dispute the claim described in the Claims Notice (the "Response Notice"). If the Indemnifying Party timely disputes the Claims Notice as provided above, the Indemnified Party shall, for a period of not more than fifteen (15) business days after receipt of the Response Notice (or less, if the nature of the Indemnifiable Event so requires), seek out a negotiated settlement of the dispute with the Indemnifying Party and shall refrain during that period from commencing any judicial proceeding or other action to enforce this Section. If, despite their good faith negotiations, the parties are unable to resolve the dispute within the aforesaid period (or if the Indemnifying Party fails to timely give the Response Notice), the Indemnified Party shall be free to exercise all rights and remedies available to him or it hereunder, at law in equity or otherwise to enforce his or its rights under this Section 8. As used herein, "Third Party Claim" means any demand, claim or circumstance which, with the lapse of time or otherwise, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation against the Indemnified Party by any other person.

                  (c) Opportunity to Defend Against Third Party Claim. If the Claims Notice relates to a Third Party Claim, the Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, such Third Party Claim. If the Indemnifying Party elects to compromise or defend such Third Party Claim, it shall within 30 business days (or sooner, if the nature of the Third Party Claim so requires) after his or its receipt of the Claims Notice, notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Third Party Claim. If the Indemnifying Party elects not to compromise or defend such Third Party claim, fails to notify

--------------------------------------------------------------------------------
CALL OPTION AGREEMENT
EXECUTION COPY

                               Page 10 of 32 Pages
the Indemnified Party of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim over the objection of the other, provided, however, that consent to settlement or compromise shall not be unreasonably withheld. In any event, the Indemnified Party and the Indemnifying Party may participate, at their own expense, in the defense of such Third Party Claim. If the Indemnifying Party chooses to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party to the extent of any indemnification provided by the Indemnifying Party to the Indemnified Party.

         9.       Sellers' Representative.
                  -----------------------

                  Each Seller hereby appoints Bert Gusrae, Esq. (the "Representative") to give and receive notices on his, her or its behalf and to be his, her or its exclusive representative with respect to any matter arising with respect to any transaction contemplated by any this agreement and to undertake the duties and responsibilities as his agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable. The Representative shall not be liable to anyone for any action taken or not taken by him in good faith or for any mistake of fact or law for anything that he may do or refrain from doing in connection with his obligations under this Agreement in the absence of his own gross negligence or willful misconduct. Any action taken or not taken pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sellers shall, jointly and severally, indemnify and hold the Representative harmless from any and all liability and expenses (including, without limitation, counsel fees) which may arise out of any action taken or omitted by him as Representative in accordance with this Agreement except such liability and expense as may result from the gross negligence or willful misconduct of the Representative.


         10.      Miscellaneous.
                  -------------

                  (a) Amendment. This Option may only be modified or amended by a writing signed by all of the parties. Notice of any amendment hereto shall be promptly delivered to the Escrow Agent.

                  (b) Notices. Any notices required to be given under this Option shall be sufficient if in writing and if sent by certified mail, return receipt requested, and addressed as follows:

--------------------------------------------------------------------------------
CALL OPTION AGREEMENT
EXECUTION COPY

                               Page 11 of 32 Pages

                  If to the Sellers, to the Representative at:

                  Bert L. Gusrae, Esq.
                  2300 Glades Road
                  Suite 210, West Tower
                  Boca Raton, Florida 33431
                  Fax:   (561) 367-0960
                  Tel:   (561) 750-6999

                  if to the Optionees:

                  Lomond International, Inc.
                  11125 Colonial Country Lane
                  Suite 100
                  Charlotte, NC  28277

                  Harold Wine
                  c/o WSP International
                  250 Ferrand Drive
                  Suite 1007
                  Toronto, Canada
                  M3C 3G8

                  if to the Escrow Agent:

                  Brown Rudnick Berlack Israels LLP
                  120 West 45th Street
                  New York, NY  10036
                  Attention:  Steven Saide, Esq.

or to such other address as either party may designate under the provisions hereof.

                  (c) Successors and Assigns. The rights and obligations of the parties under this Option shall inure to the benefit of and be binding upon their respective successors and assigns.

                  (d) Applicable Law. All rights and obligations under this Option shall be governed by the laws of the State of Florida.

                  (e) Consent to Jurisdiction. Prior to the consummation of the exercise of the Option or, if the Option is not exercised, then consummation of the exercise of the Put, or, if the Put is not exercised, then upon the expiration of the Put Agreement, any legal action, suit or proceeding arising out of or relating to this Agreement or the Transactions shall be instituted in any state or Federal court of competent jurisdiction located in Broward County, State of Florida; each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it

--------------------------------------------------------------------------------
CALL OPTION AGREEMENT
EXECUTION COPY

                               Page 12 of 32 Pages
is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court; and each party further irrevocably submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding during such period. After the consummation of the exercise of the Option or, if the Option is not exercised, then consummation of the exercise of the Put, or, if the Put is not exercised, then upon the expiration of the Put Agreement, any legal action, suit or proceeding arising out of or relating to this Agreement or the Transactions may be instituted in any court that has jurisdiction.

                  (f) Paragraph Headings. The paragraph headings used in this Option are for convenience or reference, and are not to be construed as part of this Option.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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

         IN WITNESS WHEREOF, the parties have executed this Option as an instrument under seal effective as of the date written on the first page of this Option.

                                    LOMOND INTERNATIONAL, INC.


                                    By: /s/ MARTIN A. SUMICHRAST
                                        ---------------------------------------
                                        Name:  Martin A. Sumichrast
                                        Title: President


                                    /s/ Harold Wine
                                    -------------------------------------------
                                    Harold Wine


                                    REPRESENTATIVE:

                                    /s/ BERT L. GUSRAE
                                    -------------------------------------------
                                    Bert L. Gusrae


                                    SELLERS:


                                    /s/ BERT L. GUSRAE
                                    -------------------------------------------
                                    Bert L. Gusrae

                                    /s/ DAVID A. CARTER
                                    -------------------------------------------
                                    David A. Carter

                                    /s/ ALICIA M. LASALA
                                    -------------------------------------------
                                    Alicia M. LaSala

                                    /s/ ALICIA M. LASALA, PRESIDENT
                                    -------------------------------------------
                                    LaSala & Company, Inc.

                                    /s/ JOHN LASALA
                                    -------------------------------------------
                                    John LaSala custodian for Nicholas LaSala

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                               Page 14 of 32 Pages

                                    /s/ ALICIA M. LASALA, PRESIDENT
                                    -------------------------------------------
                                    The Parkview Group, Inc.

                                    /s/ JOHN P. LITTLE
                                    -------------------------------------------
                                    MIV, Inc.

                                    /s/ GREGORY D. LITTLE
                                    -------------------------------------------
                                    Clear Lake Properties, Inc.

                                    /s/ JOHN P. LITTLE
                                    -------------------------------------------
                                    Austral Financial

                                    /s/ LEONARD MARSHALL
                                    -------------------------------------------
                                    Marshall Family Ltd. Holdings

                                    /s/ ALFRED SCHIFFRIN
                                    -------------------------------------------
                                    Alfred Schiffrin

                                    /s/ EUGENE M. KENNEDY
                                    -------------------------------------------
                                    Eugene M. Kennedy

                                    /s/ KAREN FORNASH
                                    -------------------------------------------
                                    Karen Fornash

                                    /s/ DEBRA C. CARTER
                                    -------------------------------------------
                                    Debra C. Carter

                                    /s/ ALFRED BROMBERG
                                    -------------------------------------------
                                    Alfred Bromberg

                                    /s/ ANDREW ASTROVE, ELLEN ASTROVE
                                    -------------------------------------------
                                    Andrew & Ellen Astrove

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                               Page 15 of 32 Pages

                                    Exhibit A
                                    ---------








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                               Page 16 of 32 Pages

                                  ATTACHMENT A
                                  ------------
                               NOTICE OF EXERCISE

Brown Rudnick Berlack Israels LLP, as Escrow Agent
120 West 45th Street
New York, NY  10036

Attention:
---------

Gentlemen:

         Pursuant to the Call Option Agreement dated as of February 3, 2004, the undersigned (on its own behalf and on behalf of Harold Wine) hereby elects to exercise its option thereunder to purchase 9,846,653 shares of the Corporation's common stock and agrees to the release of the Escrow Funds (as defined in such agreement) for such purpose.

         Kindly issue a certificate representing 6,596,653 shares to Lomond International, Inc. and a certificate representing 3,250,000 shares to Harold Wine and deliver such certificates to the addresses provided below.

                              Very truly yours,

                              LOMOND INTERNATIONAL, INC.


                              By:
                                 -----------------------------------
                                 Name:
                                 Title:

                                 DeliveryAddress for Lomond International, Inc.:



                                 Delivery Address of Harold Wine:



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                               Page 17 of 32 Pages

                                                                      EXHIBIT II

                              CALL ESCROW AGREEMENT


         This CALL ESCROW AGREEMENT (this "Agreement") is dated as of the 3rd of February, 2004, between Brown Rudnick Berlack Israels LLP, a Massachusetts limited liability partnership, as escrow agent (the "Escrow Agent"), certain stockholders of Tele-Optics, Inc. ("TLOP") listed on Exhibit A (the "Sellers"), and Lomond International, Inc. and Harold Wine ("collectively, the Optionees"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Option Agreement (as defined below).

         WHEREAS, the Sellers have sold to the Optionees an option to purchase 9,846,653 shares of TLOP's common stock owned by them (the "Option Shares") pursuant to a Call Option Agreement dated of even date herewith (the "Option Agreement"); and

         WHEREAS, Optionees are willing to deposit the Exercise Price ($240,000) in cash in escrow pursuant to this Agreement and the Sellers are willing to deposit the Option Shares in escrow pursuant to this Agreement; and

         WHEREAS, the Sellers and the Optionees wish to engage the Escrow Agent to act, and the Escrow Agent is willing to act, as escrow agent hereunder and, in that capacity, to hold and administer the Escrow Property (as defined below) deposited in escrow hereunder in accordance with, and subject to, the terms of this Agreement.

         NOW THEREFORE, for valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

Section 1.        Deposit of Escrow Funds or Property.
----------        -----------------------------------

         Prior to or simultaneously with the Effective Date (a) the Sellers have deposited with the Escrow Agent certificates evidencing the number of shares of TLOP's common stock specified next to their name on Exhibit A hereto under the heading "Aggregate Number of Shares" and one stock power signed in blank, signature medallion guaranteed from each Seller covering all certificates held by such Seller (all such certificates and stock powers are collectively referred to herein as the "Escrow Shares") and (b) the Optionees have deposited with the Escrow Agent $240,000 in cash (the "Escrow Funds" and collectively with the Escrow Shares the "Escrow Property"). The Escrow Agent hereby acknowledges receipt of the Escrow Property and agrees to hold the Escrow Property and to administer the Escrow Property in accordance with the terms of this Agreement.

Section 2.        Releases from Escrow.
----------        --------------------

         (a) Exercise of Option. Upon receipt by the Escrow Agent of an executed Notice of Exercise during the Exercise Period, the Escrow Agent shall
(i) deliver the Escrow Funds to the Representative in the form of a check payable to each of the Sellers in the amount specified next to each Seller's name under the heading "Proceeds from Sale" on Exhibit A and (ii) deliver the Escrow Shares to Continental Stock Transfer & Trust, TLOP's transfer agent (the "Transfer Agent"), and instruct the Transfer Agent to deliver to each of the Optionees a certificate (or certificates as reasonably requested by Optionees in

--------------------------------------------------------------------------------
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                               Page 18 of 32 Pages
advance) representing the number of Option Shares indicated next to such Optionee's Name on Exhibit C registered in the name of such Optionee (or its designee).

         (b) Option not Exercised. If the Option is not exercised in accordance with the Section 2(a) on or before the end of the Exercise Period, then the Escrow Shares and the Escrow Funds shall be retained by the Escrow Agent in accordance with and pursuant to that certain Put Escrow Agreement dated of even date herewith by and among the Sellers, STB, Inc. and the Escrow Agent and a contingent promissory note in the form of Exhibit B.

         (c) Joint Written Instruction. Except as provided in Sections 2(a), 2(b) and 2(d), the Escrow Agent shall hold the Escrow Property in escrow until the receipt by the Escrow Agent of a notice, executed by both the Representative and the Optionees directing the disposition of the Escrow Property. The Escrow Agent shall not follow instructions relating to the disposition of the Escrow Property executed only by the Optionees or return the Escrow Funds to the Optionees without the Representative's prior written consent.

         (d) Dispute. If the Escrow Agent, prior to delivering or causing to be delivered the Escrow Property in accordance herewith, receives notice of objection, dispute, or other assertion in accordance with any of the provisions of this Agreement, the Escrow Agent shall continue to hold the Escrow Property until such time as the Escrow Agent shall receive (i) written instructions jointly executed by the Sellers and the Optionees, directing distribution of the Escrow Property, (ii) written instructions from the Representative requesting the deposit of the Escrow Property with a court of competent jurisdiction in Broward County, Florida or (iii) a certified copy of a judgment, order or decree of a court of competent jurisdiction in Broward County, Florida, final beyond the right of appeal, directing the Escrow Agent to distribute said Escrow Property to any party hereto or as such judgment, order or decree shall otherwise specify (including any such order directing the Escrow Agent to deposit the Escrow Property into the court rendering such order, pending determination of any dispute between any of the parties). In addition, the Escrow Agent shall have the right to deposit any of the Escrow Property with a court of competent jurisdiction in Broward County, Florida without liability to any party if said dispute is not resolved within thirty (30) days of receipt of any such notice of objection, dispute or otherwise

Section 3.        Duties and Obligations of the Escrow Agent.
----------        ------------------------------------------

         (a) The parties hereto agree that the duties and obligations of the Escrow Agent are only such as are herein specifically provided and no other. The Escrow Agent's duties are as a depositary only, and the Escrow Agent shall incur no liability whatsoever, except as a direct result of its willful misconduct or gross negligence.

         (b) The Escrow Agent may consult with counsel of its choice, and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

         (c) The Escrow Agent shall not be bound in any way by the terms of any other agreement to which the Sellers and the Optionees are parties, whether or not it has knowledge thereof, and the Escrow Agent shall not in any way be required to determine whether or not any other agreement has been complied with

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                               Page 19 of 32 Pages
by the Sellers and the Optionees, or any other party thereto. The Escrow Agent shall not be bound by any modification, amendment, termination, cancellation, rescission or supersession of this Agreement unless the same shall be in writing and signed jointly by each of the Sellers and the Optionees, and agreed to in writing by the Escrow Agent.

         (d) If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands which, in its opinion, are in conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action, other than to keep safely all property held in escrow, until it shall jointly be directed otherwise in writing by the Sellers and the Optionees or by a final judgment (non-appealable) of a court of competent jurisdiction.

         (e) The Escrow Agent shall be fully protected in relying upon any written notice, demand, certificate or document which it, in good faith, believes to be genuine. The Escrow Agent shall not be responsible for the sufficiency or accuracy of the form, execution, validity or genuineness of documents or securities now or hereafter deposited hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall the Escrow Agent be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any such document, security or endorsement.

         (f) The Escrow Agent shall not be required to institute legal proceedings of any kind and shall not be required to defend any legal proceedings which may be instituted against it or in respect of the Escrow Property.

         (g) If the Escrow Agent at any time, in its sole discretion, deems it necessary or advisable to relinquish custody of the Escrow Property, it may do so by delivering the same to any other escrow agent mutually agreeable to the Sellers and the Optionees and, if no such escrow agent shall be selected within three days of the Escrow Agent's notification to the Sellers and the Optionees of its desire to so relinquish custody of the Escrow Property, then the Escrow Agent may do so by delivering the Escrow Property to the clerk or other proper officer of any court of competent jurisdiction in Broward County, Florida. The fee of any such court officer shall be shared equally by the parties hereto (other than Escrow Agent). Upon such delivery, the Escrow Agent shall be discharged from any and all responsibility or liability with respect to the Escrow Property.

         (h) This Agreement shall not create any fiduciary duty on the Escrow Agent's part to the Sellers and the Optionees, nor disqualify the Escrow Agent from representing TLOP in any dispute with Optionees or the Sellers, including any dispute with respect to the Purchase Price. The parties understand that the Escrow Agent has acted, and will continue to act, as counsel to the TLOP.

         (i) The Escrow Agent represents that it is counsel to the TLOP. The parties agree that the Escrow Agent's engagement as provided for herein is not and shall not be objectionable for any reason.

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                               Page 20 of 32 Pages

         (j) Upon the Escrow Agent's performance of this Agreement in accordance with its terms, the Escrow Agent shall be deemed released and discharged of any further obligations hereunder.

Section 4.        Fees.
----------        ----

         The fees and disbursements incurred by the Escrow Agent in connection with the preparation, execution and administration of the escrow created by this Agreement, if any, shall be paid by STB, Inc. and if not paid by STB, Inc. then such fees and disbursements shall be paid by the Optionees.

Section 5.        Indemnification.
----------        ---------------

         (a) The Escrow Agent shall not be liable to anyone for any action taken or omitted to be taken by it hereunder except in the case of the Escrow Agent's gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

         (b) Each of the Sellers (jointly and severally) and Optionees (jointly and severally), jointly and severally agrees to indemnify the Escrow Agent (and its partners, agents and employees) and hold it (and such partners, agents and employees) harmless from and against any loss, liability, damage, cost and expense of any nature incurred by the Escrow Agent arising out of or in connection with this Agreement or with the administration of its duties hereunder, including but not limited to attorney's fees and other costs and expenses of defending or preparing to defend against any claim of liability unless and except to the extent such loss, liability, damage, cost and expense shall be caused directly by the Escrow Agent's gross negligence or willful misconduct. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.


Section 6.        Securities Law Compliance.
----------        -------------------------

         Upon exercise of the Option, the Optionees shall make such representations and furnish such information as may, in the opinion of counsel for TLOP, be reasonably necessary to permit the transfer of the Option Shares in compliance with the provisions of applicable federal or state securities laws. Optionees acknowledge that TLOP, upon advice of counsel, may require the Transfer Agent to postpone the delivery of Option Shares upon the exercise of the Option until completion of such registration or other qualification of such shares under any federal or state laws, or stock exchange listing, as TLOP may consider appropriate. Optionees acknowledge that TLOP may require that prior to transfer of Option Shares upon exercise of the Option, the Optionees enter into a written agreement to comply with any restrictions on subsequent disposition that TLOP, upon advice of counsel, deems necessary under any applicable federal

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                               Page 21 of 32 Pages
and state securities laws. Optionees acknowledge that TLOP, certificates of stock issued hereunder may bear a legend reflecting such restrictions.

Section 7.        Seller s' Representative.
----------        ------------------------

         Each Seller hereby appoints Bert L. Gusrae, Esq. (the "Representative") to give and receive notices on his behalf and to be his exclusive representative with respect to any matter arising with respect to any transaction contemplated by any this agreement and to undertake the duties and responsibilities as his agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable. The Representative shall not be liable to anyone for any action taken or not taken by him in good faith or for any mistake of fact or law for anything that he may do or refrain from doing in connection with his obligations under this Agreement in the absence of his own gross negligence or willful misconduct. Any action taken or not taken pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sellers shall, jointly and severally, indemnify and hold the Representative harmless from any and all liability and expenses (including, without limitation, counsel fees) which may arise out of any action taken or omitted by him as Representative in accordance with this Agreement except such liability and expense as may result from the gross negligence or willful misconduct of the Representative.

Section 8.        Notices.
----------        -------

         Any notice permitted or required hereunder shall be in writing, and shall be sent (i) by personal delivery, overnight delivery by a recognized courier or delivery service, or (ii) mailed by registered or certified mail, return receipt requested, postage prepaid, or (iii) by confirmed telecopy accompanied by mailing of the original on the same day by first class mail, postage prepaid, in each case to the parties at their address set forth below (or to such other address as any such party may hereafter designate by written notice to the other parties).

If to the Sellers, then to the Representative at:

                  Bert L. Gusrae, Esq.
                  2300 Glades Road
                  Suite 210, West Tower
                  Boca Raton, Florida 33431
                  Fax:  (561) 367-0960
                  Tel:  (561) 750-6999

If to the Optionees:

                  Lomond International, Inc.
                  11125 Colonial Country Lane
                  Suite 100
                  Charlotte, NC  28277

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                               Page 22 of 32 Pages

                  Harold Wine
                  c/o WSP International
                  250 Ferrand Drive
                  Suite 1007
                  Toronto, Canada
                  M3C 3G8

If to Escrow Agent:

                  Brown Rudnick Berlack Israels LLP
                  120 West 45th Street
                  New York, NY 10036
                  Attn:  Steven Saide, Esq.
                  Fax # (212) 704-0196
                  Tel # (212) 704-0100

Section 9.        Miscellaneous.
----------        -------------

         (a) Binding Effect; Successors. This Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors and assigns. If the Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Escrow Agent.

         (b) Consent to Jurisdiction and Service. Each of the parties (other than the Escrow Agent) hereby absolutely and irrevocably consents and submits to the jurisdiction of the courts in Broward County, Florida in connection with any actions or proceedings arising out of or relating to this Escrow Agreement brought by any of the other parties. In any such action or proceeding, the parties (other than the Escrow Agent) each hereby absolutely and irrevocably (i) waives any objection to jurisdiction or venue, (ii) waives personal service of any summons, complaint, declaration or other process, and
(iii) agrees that the service thereof may be made by certified or registered first-class mail directed to such party, as the case may be, at their respective addresses in accordance with Section 8 hereof. Each of the parties agrees that no action or proceeding may be brought against Escrow Agent except in the courts of the State of New York.

         (c)      Waiver of Jury Trial.

         THE PARTIES HEREBY WAIVE A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING IN ANY ACTION OR PROCEEDING BETWEEN THEM OR THEIR SUCCESSORS OR ASSIGNS, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF ITS PROVISIONS OR ANY NEGOTIATIONS IN CONNECTION HEREWITH.

         (d) Force Majeure. The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots,

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                               Page 23 of 32 Pages
acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters

         (e) Modifications. This Agreement may not be altered or modified without the express written consent of the parties hereto. No course of conduct shall constitute a waiver of any of the terms and conditions of this Escrow Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Escrow Agreement, or of such terms and conditions on any other occasion. Notwithstanding any other provision hereof, consent to an alteration or modification of this Agreement may not be signed by means of an e-mail address.

         (f) Governing Law. THIS ESCROW AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

         (g) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

         (h) Counterparts. This Escrow Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         [REMAINDER OF PAGE INTENTIONALLY BLANK; SIGNATURE PAGES FOLLOW]
         ---------------------------------------------------------------


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                               Page 24 of 32 Pages

         IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the parties hereto or their duly authorized representatives, effective as of the date first above written.

                                    ESCROW AGENT


                                    By: /s/ BROWN RUDNICK BERLACK ISRAELS LLP
                                        ---------------------------------------
                                        BROWN RUDNICK BERLACK ISRAELS LLP


                                    OPTIONEES

                                    LOMOND INTERNATIONAL, INC.


                                    By: /s/ MARTIN A. SUMICHRAST
                                        ---------------------------------------
                                        Name:  Martin A. Sumichrast
                                        Title: President


                                    /s/ Harold Wine
                                    -------------------------------------------
                                    Harold Wine


                                    REPRESENTATIVE


                                    /s/ BERT L. GUSRAE
                                    -------------------------------------------
                                    Bert L. Gusrae


                                    SELLERS


                                    /s/ BERT L. GUSRAE
                                    -------------------------------------------
                                    Bert L. Gusrae

                                    /s/ DAVID A. CARTER
                                    -------------------------------------------
                                    David A. Carter

                                    /s/ ALICIA M. LASALA
                                    -------------------------------------------
                                    Alicia M. LaSala

                                    /s/ ALICIA M. LASALA, PRESIDENT
                                    -------------------------------------------
                                    LaSala & Company, Inc.

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EXECUTION COPY

                               Page 25 of 32 Pages

                                    /s/ JOHN LASALA
                                    -------------------------------------------
                                    John LaSala custodian of Nicholas LaSala

                                    /s/ ALICIA M. LASALA, PRESIDENT
                                    -------------------------------------------
                                    The Parkview Group, Inc.

                                    /s/ JOHN P. LITTLE
                                    -------------------------------------------
                                    MIV, Inc.

                                    /s/ GREGORY D. LITTLE
                                    -------------------------------------------
                                    Clear Lake Properties, Inc.

                                    /s/ JOHN P. LITTLE
                                    -------------------------------------------
                                    Austral Financial

                                    /s/ LEONARD MARSHALL
                                    -------------------------------------------
                                    Marshall Family Ltd. Holdings

                                    /s/ ALFRED SCHIFFRIN
                                    -------------------------------------------
                                    Alfred Schiffrin

                                    /s/ EUGENE M. KENNEDY
                                    -------------------------------------------
                                    Eugene M. Kennedy

                                    /s/ KAREN FORNASH
                                    -------------------------------------------
                                    Karen Fornash

                                    /s/ DEBRA C. CARTER
                                    -------------------------------------------
                                    Debra C. Carter

                                    /s/ ALFRED BROMBERG
                                    -------------------------------------------
                                    Alfred Bromberg

                                    /s/ ANDREW ASTROVE, ELLEN ASTROVE
                                    -------------------------------------------
                                    Andrew & Ellen Astrove

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                               Page 26 of 32 Pages

                                    Exhibit A
                                    ---------








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                               Page 27 of 32 Pages

                                    Exhibit B
                                    ---------

                           Contingent Promissory Note








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                               Page 28 of 32 Pages

                                    Exhibit C
                                    ---------

                               Optionee Ownership


Lomond International Inc.           6,596,653 shares


Harold Wine                         3,250,000 shares



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                               Page 29 of 32 Pages

                                                                     EXHIBIT III

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13D (including any amendments thereto, the "Statement") with respect to the option to purchase common stock of Tele-Optics, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  March 9, 2004

                                       LOMOND INTERNATIONAL, INC.


                                       /s/ MARTIN A. SUMICHRAST
                                       --------------------------------------
                                       Name:  Martin A. Sumichrast
                                       Title: Managing Director


                                       HAROLD WINE


                                       /s/ HAROLD WINE
                                       --------------------------------------


                              Page 30 of 32 Pages

                                                                      EXHIBIT IV



                                          February 5, 2004

Mr. Jack Kleinert
Tele-Optics, Inc.
3100 Route 138 West
Wall, NJ 07719

         Re:  Business Advisory Agreement

Dear Jack:

         This letter confirms our mutual understanding and agreement ("Agreement") between Lomond International, Inc. ("LI") and Tele-Optics, Inc. ("Company"), and/or its affiliates, for LI's business advisory services.

         LI hereby agrees to provide such business advisory services to the Company on a "best efforts, non-exclusive" basis for a term ("Term") of 12 months in accordance with the terms and conditions of this Agreement. LI makes no assurances that the provision of its business advisory services hereunder will be beneficial to the Company under any circumstances.

         It is further understood and agreed by the parties hereto that the Company is entering into this Agreement for the purpose of inducing LI to provide business advisory services in connection with the Company's business interests with investment banking firms, brokerage firms, investors, financiers, buyers and/or sellers who may participate in a Transaction with the Company. While LI represents and warrants to use its best efforts to provide business advisory services, it is specifically understood that no assurances can be made as to the benefit to the Company of such services.

         During the Term of this Agreement, LI shall be reimbursed by the Company for its reasonable expenses, which are related to the rendering of the business advisory services pursuant to this Agreement, including, but not limited to expenses for business advisory services, due diligence, travel and communications, provided such expenses have been authorized in advance by the Company. All requests for expenses shall be reimbursed to LI within 30 days of itemized statement presentation to the Company. As an inducement to enter into this Agreement, the Company agrees to issue to Lomond, Two Million Six Hundred Thousand (2,600,000) Warrants (the same common stock purchase Warrant as currently held by John C. Kleinert, with an exercise price of $.08 per share) at the time of the signing of this Agreement. LI's warrants will not be exercisable until December 31, 2004.

         Either party hereto may terminate this Agreement at any time upon 30 days written notice, without any liability or continuing obligation, except that the termination of this Agreement shall not affect the Company's obligation to reimburse LI its reasonable expenses or keep in effect all the right's given to LI for warrants that were issued as an inducement to enter into this Agreement, as identified above.

         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, the jurisdiction of incorporation of the Company. This Agreement is the sole and entire agreement between the parties hereto pertaining to its subject matter and supersedes all prior oral and written agreements, representations and understandings of the parties hereto. No modifications of the Agreement shall be binding unless agreed to in writing by the parties hereto. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties hereto provided that neither this Agreement nor any of LI's rights hereunder may be assigned by LI without the prior written consent of the Company.

                              Page 31 of 32 Pages

                                         Very truly yours,


                                         /s/ MARTIN A. SUMICHRAST
                                         -------------------------------
                                         Martin A. Sumichrast
                                         Managing Director




AGREED AND ACCEPTED:

Tele-Optics, Inc.





By: /s/ JACK KLEINERT
   -------------------------------
      Jack Kleinert
      Chairman & CEO

                              Page 32 of 32 Pages